June 22, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	SK Growth Opportunities Corp.

Registration Statement on Form S-1

Filed May 23, 2022, as amended

File No. 333-265135

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of SK Growth Opportunities Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on June 23, 2022, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, approximately 100 copies of the Preliminary Prospectus dated June 22, 2022 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

DEUTSCHE BANK SECURITIES INC. as Underwriter

By:	/s/ ERIC HACKEL
Name: Eric Hackel
Title: Managing Director

By:	/s/ SCOTT LITTLEJOHN
Name: Scott Littlejohn
Title: Managing Director

[Signature Page to Underwriter Acceleration Request Letter]